Exhibit 99.4
Annual General Meeting Admittance Card — Royal Dutch Shell Corporate Nominee The Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands at 11.00 am (Dutch time) on Tuesday May 19, 2009, with an audiovisual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time). Attendance at the meeting If you wish to attend the Annual General Meeting in either 3e Hague or London, please bring this Admittance Card with you and keep it with you throughout the meeting. More information about attendance at the meeting is given on pages 14 and 15 of the Notice of Meeting. Voting arrangements It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. 3e voting procedure will be explained at the meeting. Appointment of a proxy You can choose to instruct Equiniti Corporate Nominees Limited to vote in the way you specify or instruct them to appoint someone (called a proxy) to attend, speak and vote on your behalf. 3e proxy need not be a shareholder of the Company. If you instruct Equiniti Corporate Nominees Limited in either way you may still attend, speak and vote at the meeting. If you wish to instruct Equiniti Corporate Nominees Limited to vote in the way you specify or instruct them to appoint a proxy, please complete the attached Voting Instruction Form and send it to our Registrar, Equiniti, to be received no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 15, 2009.

Poll Card (Instructions on voting will be given at the meeting) 1Adoption of Annual Report & Accounts 2Approval of Remuneration Report 3 Appointment of Simon Henry as a Director 4 Re-appointment of Lord Kerr of Kinlochard as a Director 5Re-appointment of Wim Kok as a Director 6Re-appointment of Nick Land as a Director 7 Re-appointment of Jorma Ollila as a Director 8 Re-appointment of Jeroen van der Veer as a Director 9Re-appointment of Hans Wijers as a Director 10Re-appointment of Auditors 11Remuneration of Auditors 12Authority to allot shares 13Disapplication of pre-emption rights 14Authority to purchase own shares 15 Authority for certain donations and expenditure